Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
S&T Bancorp, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-232611) on Form S-4 of S&T Bancorp, Inc., of our report dated April 2, 2021, with respect to the statement of net assets available for benefits in liquidation of the DNB First 401(k) Retirement Plan as of October 7, 2020 and the related statement of changes in net assets available for benefits in liquidation for the period from January 1, 2020 to October 7, 2020, which report appears in the October 7, 2020 annual report on Form 11-K of the DNB First 401(k) Retirement Plan.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

April 2, 2021